Filed by Patriot Coal Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
 of the Securities Exchange Act of 1934

Subject Company: Patriot Coal Corporation
(Commission File No. 001-33466)

The following letter was distributed to employees of Patriot Coal Corporation on April 9, 2008.

April 9, 2008

Dear Fellow Employee:

Enclosed is Patriot Coal’s first annual report.  I’d like to refer you to the front section of the report, in particular, where Patriot’s strategy and strengths are discussed.  We believe Patriot has the Right Plan, the Right Team and the Right Assets, and we believe this is the Right Time for us to excel as an independent company.

One of our key strategies is to grow the company, both organically and through acquisitions and joint ventures.  The acquisition of Magnum Coal we announced last week is a concrete example of the benefits of this strategy.  We believe a Patriot/Magnum combination makes Patriot a stronger company and provides opportunities to further participate in the currently favorable coal markets, both here in the U.S. and overseas.

I continue to be very enthusiastic about our future.  With Patriot’s skilled workforce, broad reserve base, metallurgical and thermal coal capabilities, and now with the planned addition of Magnum, we are an important producer of a vital resource.  As a Patriot employee, you are an integral part of our success, both Right Now and in the future.  Your daily efforts to work safely and productively are essential for us to maintain and enhance our operating performance as we move forward.

I thank you for your dedication, and I look forward to sharing our successes in 2008.

Sincerely,

Richard M. Whiting
President & Chief Executive Officer

Important Information for Stockholders

Patriot Coal Corporation (the “Company”) will file a proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) in connection with the proposed issuance of Company common stock in the transaction with Magnum Coal Company (“Magnum”).  Investors and stockholders are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information about the proposed issuance.  Investors and stockholders may obtain these documents free of charge at the website maintained by the SEC at www.sec.gov.  In addition, documents filed with the SEC by the Company are available free of charge by contacting Janine Orf, Director, Investor Relations, at (314) 275-3680.  The final proxy statement/prospectus will be mailed to stockholders.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The Company, Magnum and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed issuance.  Information about the Company’s directors and executive officers is set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on March 14, 2008 and in the Information Statement filed as Exhibit 99.1 to the Report on Form 8-K filed by the Company with the SEC on October 24, 2007.  Additional information regarding the potential participants in the proxy solicitation and information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.